SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d‑1 and 13d‑2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Blackboxstocks Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

 09229E105
(CUSIP Number)

October 26, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/    /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 3,000,000 shares, which constitutes approximately 12.9% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 23,220,000 shares outstanding.

CUSIP No. 09229E105

1.     Name of Reporting Person:

           Stephen Chiang

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Singapore

                         5.     Sole Voting Power:  3,000,000
Number of
Shares
Beneficially      6.     Shared Voting Power:  -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power:  3,000,000
Person
With
                         8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          3,000,000

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 12.9%

12.     Type of Reporting Person: IN

Item 1(a).     Name of Issuer.

The name of the issuer is Blackboxstocks Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located 5430 LBJ Freeway, Suite 1485, Dallas, Texas 75240.

Item 2(a).     Names of Persons Filing.

 This Schedule 13G is being filed on behalf of Stephen Chiang (the "Reporting Person").

Item 2(b).     Address of Principal Business Office, or if None, Residence.

The Reporting Person's business address is 8 Kitchener Link, City Square Residences #21-14, Singapore 207226.

Item 2(c).      Citizenship.

 The Reporting Person is a citizen of Singapore.

Item 2(d).     Title of Class of Securities.

This Schedule 13G Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

The CUSIP number of the Stock is 09229E105.

Item 3.     Filing Pursuant to Rules 13d‑1(b) or 13d‑2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.     Ownership.

(a) - (b)

Reporting Person

The aggregate number of shares of the Stock that the Reporting Person owns beneficially, pursuant to Rule 13d‑3 of the Act, is 3,000,000, which constitutes approximately 12.9% of the outstanding shares of the Stock.

(c)

Reporting Person

The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 3,000,000 shares of the Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

Not Applicable.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.     Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:     November 3, 2016

/s/ Stephen Chiang
STEPHEN CHIANG